Exhibit 12.05

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended
	June 30,
	2016	2015

Fixed charges, as defined:
Total interest charges	$135,863	$130,284
Interest applicable to rentals	2,023	2,729

Total fixed charges, as defined	137,886	133,013

Earnings as defined:
Net income	$364,931	$235,090
Add:
Provision for income taxes:
Total taxes (benefit)	(35,348)	96,667
Fixed charges as above	137,886	133,013

Total earnings, as defined	$467,469	$464,770

Ratio of earnings to fixed charges, as defined	3.39	3.49